Exhibit 99.3

29 July 2005

Dear ADR holder

I enclose the 2004 reconciliation to US accounting principles, which comprises information extracted from Note 42 of the 2004 Annual report on Form 20-F that was filed with the US Securities and Exchange Commission (‘the SEC’) on 27 June 2005 and which is available on the SEC website at www.sec.gov. This document together with the 2004 Annual review, which was distributed to shareholders and registered ADR holders during March 2005 and which is hereby incorporated by reference, completes our annual reporting obligations to ADR holders as required by the New York Stock Exchange.

As explained in the 2004 Annual review, the Group received a comment letter issued by the SEC on 30 December 2004 relating to the 2003 Annual report on Form 20-F, which had been filed on 26 March 2004. The SEC reviews such filings and issues such comment letters as a matter of routine. The completion and filing of the 2004 Annual report on Form 20-F was deferred until the points raised by the SEC had been resolved.

The majority of shareholders have chosen to receive the Annual review but those who wish to receive the full Annual report and financial statements for 2004 and future years may do so by writing to the Group’s ADR Administrator, JPMorgan Chase Bank NA, PO Box 43013, Providence, RI 02940-3013. These and other publications are also available on the Rio Tinto website at www.riotinto.com.

/s/ Anette Lawless
Anette Lawless Secretary

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Direct line 020 7753         Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No.719885

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - NET EARNINGS

	2004	2003	2002

	US$m	US$m	US$m
Net earnings under UK GAAP	2,813	1,508	651
Increase/(decrease) before tax in respect of:
Amortisation of goodwill - subsidiaries and joint arrangements	77	76	90
Amortisation of intangibles - subsidiaries and joint arrangements	(44)	(40)	(59)
Amortisation of intangibles - equity accounted companies	(6)	(7)	(9)
Exchange differences included in earnings under US GAAP	227	1,019	240
Mark to market of derivative contracts	27	287	157
Profit on sale of operations	114	-	-
Adjustments to asset carrying values - subsidiaries and joint arrangements	(5)	(32)	(2)
Adjustments to asset carrying values - equity accounted companies	-	-	(87)
Pensions/post retirement benefits	15	59	1
Exploration and evaluation	(71)	(24)	(17)
Depreciation of mining assets	(68)	(59)	(10)
Share options	(23)	(21)	(17)
Effect of historical average commodity prices and other items in ore
reserve determination	(96)	(82)	-
Other	(65)	(97)	(71)
Taxation:
Tax effect of the above adjustments	62	(396)	(114)
Other tax adjustments	(137)	(5)	(13)
Outside shareholders' interests in the above adjustments	3	(31)	(159)

Net income under US GAAP before cumulative effect of change
in accounting principle	2,823	2,155	581

Cumulative effect of change in accounting principle for close down and
restoration costs	-	(178)	-

Net income under US GAAP	2,823	1,977	581

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	204.7c	156.4c	42.2c

Cumulative effect of change in accounting principle	-	(12.9)c	-

After cumulative effect of change in accounting principle	204.7c	143.5c	42.2c

Diluted earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	204.4c	156.2c	42.1c

Cumulative effect of change in accounting principle	-	(12.9)c	-

After cumulative effect of change in accounting principle	204.4c	143.3c	42.1c

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - SHAREHOLDERS' FUNDS

	2004	2003	2002

	US$m	US$m	US$m
Shareholders' funds under UK GAAP	12,584	10,037	7,462
Increase/(decrease) before tax in respect of:
Goodwill - subsidiaries and joint arrangements	1,289	1,198	1,065
Goodwill - equity accounted companies	206	352	352
Intangibles - subsidiaries and joint arrangements	196	240	271
Intangibles - equity accounted companies	36	42	49
Mark to market of derivative contracts	388	381	(54)
Adjustments to asset carrying values - subsidiaries and joint arrangements	516	505	553
Pensions/post retirement benefits	(415)	(469)	(472)
Exploration and evaluation	(255)	(180)	(124)
Depreciation of mining assets	(185)	(107)	(18)
Effect of historical average commodity prices and other items in ore
reserve determination	(178)	(82)	-
Provision for close down and restoration costs	7	53	287
Start up costs	(158)	(156)	(110)
Proposed dividends	626	469	430
Other	(15)	(128)	(87)
Tax effect of the above adjustments	(50)	(102)	(60)
Deferred tax on acquisitions:
Impact on mining property	789	831	825
Impact on tax provisions	(789)	(831)	(825)
Other tax adjustments	(68)	69	74
Outside shareholders' interests in the above adjustments	(62)	(78)	(101)

Shareholders' funds under US GAAP	14,462	12,044	9,517

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ('UK GAAP'), which differ in certain respects from those in the United States ('US GAAP'). These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds that would be required under US GAAP is set out on the preceding pages.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition, directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under SFAS 142 'Goodwill and Other Intangible Assets'. Goodwill amortisation of US$77 million charged against UK GAAP earnings for 2004 (2003: US$76 million, 2002: US$90 million) is added back in the US GAAP reconciliation. No impairment write-downs were required on the initial transition to SFAS 142.

Intangible assets under US GAAP
The implementation of SFAS 141 'Business Combinations' resulted in the reclassification of US$340 million from goodwill to finite lived intangible assets at 1 January 2002. The accumulated cost relating to these intangible assets at 31 December 2004 was US$714 million and accumulated amortisation was US$482 million. The total amortisation expense for 2004 was US$50 million of which US$18 million is related to the amortisation of goodwill previously written off to reserves under UK GAAP now reclassified as finite lived intangible assets under US GAAP. The remaining US$32 million relates to the amortisation of an asset classified as goodwill on the UK GAAP balance sheet but now reclassified as finite lived intangible assets under US GAAP. The estimated amortisation charge relating to intangible assets for each of the next five years is US$50 million.

Exchange differences included in earnings under US GAAP
The Group finances its operations primarily in US dollars, and a significant proportion of the Group's US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian Group. Exchange gains of the Group of US$227 million pre-tax (2003: gains of US$1,019 million, 2002: gains of US$240 million), US$183 million net of tax and minorities (2003: US$623 million net of tax and minorities, 2002: US$177 million loss net of tax and minorities), on US dollar debt that does not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Mark to market of derivative contracts
The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. Under SFAS 133 Accounting for Derivative Instruments and Hedging Activities', all derivative instruments are included in the balance sheet as assets or liabilities measured at fair value. Certain of the Group's derivative contracts do not qualify for hedge accounting under SFAS 133, principally because the hedge is not located in the entity with the relevant exposure Unrealised pre-tax losses for the Group of US$87 million (2003: unrealised pre-tax gains of US$182 million, 2002: unrealised pre-tax gains of US$148 million), US$57 million after tax and minorities (2003: US$115 million after tax and minorities, 2002: US$104 million after tax and minorities), on such derivatives have therefore been recorded in US GAAP earnings. Realised gains of US$114 million pre tax (2003: US$105 million pre tax, 2002: US$9 million pre tax), US$79 million after tax and minorities (2003: US$75 million after tax and minorities, 2002: US$6 million after tax and minorities), which have been capitalised under UK GAAP have also been recorded in earnings under US GAAP. Further details of the differences in the accounting treatment of the various categories of derivatives under US GAAP compared with UK GAAP are set out below:

Forward exchange contracts and currency options hedging trading transactions
Under UK GAAP, gains and losses on these contracts are taken to the profit and loss account in the same accounting period as the hedged item to which they relate. Under US GAAP, certain of these contracts qualify as cash flow hedges under SFAS 133. Unrealised gains and losses on these qualifying contracts are reflected in other comprehensive income until the maturity of the hedged item when they are reclassified to earnings. The remainder of these contracts do not qualify for hedge accounting under SFAS 133. Gains and losses on these contracts are recorded in earnings as they arise.

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

Forward exchange contracts hedging capital expenditure
Under UK GAAP, gains and losses on the contracts are credited or debited to the cost of the asset in the same accounting period as the hedged expenditure and are depreciated over the economic life of the asset. Under US GAAP, these contracts do not qualify for hedge accounting under SFAS 133. Gains and losses on contracts not qualifying for hedge accounting are recorded in earnings as they arise.
Currency swaps hedging non US dollar debt
Under UK GAAP, unrealised exchange gains and losses on the currency swaps hedging non US dollar debt are taken to reserves offsetting unrealised exchange gains and losses on the underlying hedged debt. Under US GAAP, both unrealised gains and losses on the currency swaps and unrealised gains and losses on the underlying debt are recorded in earnings.
Interest rate swaps
Under UK GAAP, the interest differential arising from interest rate swaps is taken to the profit and loss account on an accruals basis, and matched against the interest charge on the hedged loan. Under US GAAP, for those interest rate swaps that qualify for fair value hedge accounting under SFAS 133, the fair value gain or loss on the interest rate swap and the offsetting gain or loss on the hedged loan are recorded to earnings. For those interest rate swaps that do not qualify for hedge accounting under SFAS 133 the fair value gain or loss is recorded in earnings.
Commodity derivatives
Under UK GAAP, gains and losses on these contracts are taken to the profit and loss account in the same accounting period as the hedged item to which they relate. Under US GAAP, unrealised gains and losses on the derivatives and the offsetting gains and losses on the underlying hedged item are recorded in earnings for those commodity derivatives that qualify as fair value hedges under SFAS 133. For those commodity derivatives that qualify as cash flow hedges under SFAS 133, unrealised gains and losses are reflected in other comprehensive income until the maturity of the hedged item when they are reclassified to earnings. For those commodity derivatives that do not qualify for either fair value or cash flow hedge accounting under SFAS 133, the unrealised gains and losses are immediately recorded in earnings.

Profit on sale of operations
Under UK GAAP, goodwill previously written off to reserves is reinstated for the purpose of calculating profit on the sale of an operation. Under US GAAP, the equivalent goodwill is capitalised and was subject to amortisation in the period from acquisition until 2001. The profit on sale of operations balance under US GAAP reflects the lower book values of operations sold under US GAAP compared to UK GAAP, principally as a result of such amortisation.

Adjustments to asset carrying values
Impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by an Income Generating Unit or disposal value if higher. Under US GAAP, impairment, other than that relating to equity accounted investments, is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset group.

However, where an asset group is found to be impaired under US GAAP, its carrying value is written down to fair value. Fair value is normally assessed by reference to the discounted cash flows expected to be generated from the asset group, generally using the same assumptions and bases to those applicable under UK GAAP. For example, the evaluation is on a pre-tax and pre-debt basis. The amount of such impairment is, therefore, generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes goodwill on acquisitions prior to 31 December 1997, which was written off to reserves on acquisition under UK GAAP. Furthermore under US GAAP, SFAS 143 'Accounting for Asset Retirement Obligations' requires that estimated cash flows related to a liability for an asset retirement obligation that has been recognised in the financial statements are excluded from the undiscounted cash flows used to test the asset for recoverability, the discounted cash flows used to measure the asset's fair value and the book value of the asset.

Under UK GAAP, impairment provisions may be written back in a future year if the expected recoverable amount of the Income Generating Unit increases. Any credits to UK GAAP earnings resulting from such write backs are reversed in the reconciliation to US GAAP because reversal of impairment provisions is not permitted under US GAAP.

Under US GAAP, APB 18 'The Equity Method of Accounting for Investments in Common Stock' provides that impairment of an equity accounted investment is recognised and measured by comparing the fair value of the investment with its carrying value. Any differences in impairment charges from UK GAAP would generally relate to differences in the carrying value. These differences may arise where the US GAAP carrying value includes goodwill that was written off to reserves on acquisition under UK GAAP.

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

Adjustments to asset carrying values (continued)
In 2004 the impact of applying the guidance in SFAS 143 resulted in an additional impairment recognised under US GAAP of US$5 million pre-tax (US$nil million net of tax and minorities).

The adjustment to asset carrying values for the Group in 2003 under US GAAP, of US$32 million, relates to the reversal of a credit made to UK GAAP earnings on the write back of an impairment provision.

The asset write downs for the Group in 2002, under US GAAP, include amounts recognised in 2001 under UK GAAP of US$445 million and exclude asset write downs recognised in 2002 under UK GAAP of US$235 million. The 2002 Group US GAAP asset write downs also include an adjustment for goodwill. The 2002 US GAAP impairment write-down for the Group was US$1,067 million pre-tax (US$1,060 million net of tax and minorities). This is US$89 million pre-tax (US$297 million net of tax and minorities) above the charge of US$978 million pre-tax (US$763 million net of tax and minorities) included under UK GAAP.

Pensions/post retirement benefits
Under UK GAAP, post retirement benefits are accounted for in accordance with Statement of Standard Accounting Practice 24. The expected costs under defined benefit arrangements are spread over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when SFAS 87, 'Employers' Accounting for Pensions' was adopted. The charge is further adjusted to reflect the cost of benefit improvements and any surpluses/deficits that emerge as a result of variances from actuarial assumptions. For US purposes, only those surpluses/deficits outside a ten per cent fluctuation 'corridor' are spread. The reductions in shareholders' funds at 31 December 2004, 2003 and 2002 also include the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision reflects the reduction in equity values over recent years.

Exploration and evaluation
Under UK GAAP, expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. US GAAP does not allow expenditure to be carried forward unless the viability of the project is supported by a final feasibility study. In addition, under UK GAAP, provisions made against exploration and evaluation in prior years can be reversed when the project proceeds to development, to the extent that the relevant costs are recoverable. US GAAP does not allow such provisions to be reversed.

Depreciation of mining assets
Under UK GAAP, mining assets are fully depreciated over their economic lives or the remaining life of the mine if shorter. In some cases, mineral resources that do not yet have the status of reserves are taken into account in determining depreciation charges, where there is a high degree of confidence that they will be mined economically. For US GAAP, only 'proven and probable reserves' are taken into account in the calculation of depreciation, depletion and amortisation charges. As a result, adjustments have been made to depreciation reducing Group US GAAP earnings.

Share option plans
Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issuance of new shares. Under the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation', the fair value of the plans is determined using an option pricing model.

Effect of historical average commodity prices and other items in ore reserve determination
For UK and Australian reporting, the Group’s ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. During 2003, the SEC formally indicated that, for US reporting, historical price data should be used. The application of historical prices has led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations, which results in lower earnings for US reporting, largely as a result of higher depreciation charges. The reduced ore reserves also had the effect of increasing the present value of provisions for closure obligations for certain of the Group's operations.

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

Provisions for close down and restoration costs
SFAS 143 'Accounting for Asset Retirement Obligations' was implemented with effect from 1 January 2003. Under this US standard, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. In each subsequent year, the discount applied to the provision 'unwinds', resulting in a charge to the profit and loss account for the year and an increase in the present value of the provision. This accounting treatment is broadly similar to Rio Tinto's established policy under UK GAAP.

Start up costs
Under US GAAP, Statement of Position 98-5, 'Reporting on the Costs of Start-up Activities', requires that the costs of start up activities are expensed as incurred. Under UK GAAP, some of these start up costs qualify for capitalisation and are amortised over the economic lives of the relevant assets.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under US GAAP, such dividends are recognised when they are formally declared by the board of directors or approved by the shareholders.

Other
Other adjustments include amounts relating to differences between UK and US accounting principles in respect of revenue recognition, unrealised holding gains and losses and higher cost of sales resulting from acquisition accounting.

Revenue recognition - Staff Accounting Bulletin No. 104 ('SAB 104') 'Revenue Recognition in Financial Statements' has the result that, in some cases, sales recorded as revenue under UK GAAP are deferred and are not recognised as revenue under US GAAP until a future accounting period. Occasionally, sales of goods recorded as revenue for UK GAAP purposes may be kept in store by Rio Tinto at the request of the buyer. Under US GAAP, such transactions cannot be recognised as revenue unless the goods are physically segregated from the supplier's other inventory and certain additional criteria are met. In 2004, such timing differences resulted in an increase in Rio Tinto Group US GAAP pre tax earnings of US$24 million (2003: US$17 million reduction, 2002: US$4 million increase). In addition all of the turnover attributable to Rio Tinto's share of joint ventures and associates presented under UK GAAP would also be attributed to equity accounted units under US GAAP.

Unrealised holding gains and losses - UK GAAP permits current asset investments to be valued at the lower of cost and net realisable value. Under US GAAP, SFAS 115 'Accounting for Certain Investments in Debt and Equity Securities' requires that unrealised holding gains and losses on investments classified as 'available for sale' are reported within a separate component of shareholders' funds and excluded from earnings until realised.

Higher cost of sales resulting from acquisition accounting - Under UK GAAP, the inventories of acquired companies are valued at the lower of replacement cost and net realisable value. Under US GAAP, such inventories are recognised at the time of acquisition on the basis of expected net sales proceeds.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under US GAAP, provision must be made for tax arising on expected future remittances of past earnings. Under UK GAAP, deferred tax is not provided in respect of upward fair value adjustments to tangible fixed assets and inventories made on acquisitions. Under US GAAP, deferred tax must be provided on all fair value adjustments to non-monetary assets recorded on acquisition with a consequential increase in the amount allocated to mining properties or goodwill as appropriate. A valuation allowance of US$114 million has been recorded against a deferred tax asset that existed in the opening balance sheet, resulting in a non-recurring charge against earnings. Under UK GAAP, this deferred tax asset is offset against deferred tax liabilities relating to goodwill.

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

Profit contribution from equity accounted operations
Under US GAAP, investments in affiliates are accounted for using the equity method, and the reporting entity's share of the after tax profits and losses of its affiliates is included in the profit and loss account as a single line item. Under UK GAAP, the reporting entity's share of the trading results of its associates and joint ventures is split in the profit and loss account between its share of their operating profits/losses, interest receivable/payable and taxation.

Consolidated statement of cash flows
The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Under US GAAP, tax paid and interest would form part of operating cash flow. Similarly, deferred stripping costs which are shown as capital expenditure under UK GAAP would be included in operating cash flow for the purposes of the US GAAP cash flow disclosure. Under UK GAAP, cash for the purposes of the cash flow statement is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less bank borrowings from any qualifying financial institution repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents comprise cash balances and current asset investments with an original maturity of less than three months and exclude bank borrowings repayable on demand. Under US GAAP, funding of the Group’s share of joint ventures’ and associates' capital and other expenditure would be included on one line within the investing section of the statement of cash flows.

Balance sheet classification
Under UK GAAP, Accounts receivable and prepayments falling due after more than one year and Inventories expected to be neither sold nor used within 12 months are included within Current assets. Under US GAAP, they would be classified as non-current assets.

Income statement classification
Certain sales are made on the basis that the selling price will be determined at the end of a period ranging from 30 to 180 days after delivery to the customer. Such sales are recorded provisionally on the basis of the prices quoted in the market when the revenue is first recognised. Under UK GAAP, subsequent adjustments to such provisional prices are recorded in turnover. Under US GAAP such subsequent adjustments would be classified as derivative gains and losses. As a consequence, under US GAAP, revenues for 2004 would have been US$9 million lower than that reported under UK GAAP (2003: US$6 million lower, 2002: no difference).

Adjusted earnings
As permitted under UK GAAP, adjusted earnings and adjusted earnings per share have been presented excluding the impact of exceptional items to provide a measure that reflects the underlying performance of the Group. This is in addition to the presentation of net earnings and basic earnings per share, which include the exceptional items. Under US GAAP, earnings and earnings per share have been presented based on US GAAP earnings, without adjustment for the impact of exceptional items. Such additional measures of underlying performance are not permitted under US GAAP.

RIO TINTO GROUP

RECONCILIATION TO US ACCOUNTING PRINCIPLES - EXPLANATION OF ADJUSTMENTS

Variable Interest Entities
In January 2003, the FASB issued interpretation No. 46, 'Consolidation of Variable Interest Entities' (FIN 46). Under FIN 46, certain entities labelled “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as the party exposed to the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant variable interest is held that is not a majority interest, certain disclosures are required.

The Group has a 20% general partnership interest in the Colowyo limited partnership, which was acquired for US$25 million in December 1994. It is included in the UK GAAP Group accounts on the equity accounting basis. This joint venture falls within the definition of a Variable Interest Entity set out in FIN 46. The Colowyo joint venture produces coal, which is sold under long-term contracts. Colowyo’s total sales revenues for 2004 were US$119 million. A provision of US$160 million was recognised in 2004, which adjusted the carrying value of Colowyo, resulting in net liabilities of US$150 million, which represents its fair value.

Colowyo has bonds in issue with outstanding capital of US$156 million at 31 December 2004. These are repayable by instalments up to 2016 with interest at rates between 9.56% and 10.19% per annum. The bonds are to be serviced and repaid exclusively out of the net revenues from certain specified sales contracts relating to coal supplies by Colowyo. The bondholders bear the risks of loss that might arise if the revenues are interrupted due to failure of the purchasers or force majeure. The Rio Tinto Group is responsible under a management contract in which it agreed, for the sole and exclusive benefit of the bondholders, to cause Colowyo to perform its obligations under the specified coal sales contracts.